September 19, 2016

Special Committee of the Board of Directors
Blue Bird Corporation
402 Blue Bird Boulevard
Fort Valley, Georgia 31030
Attn:	Daniel J. Hennessy

Dear Dan:

Reference is made to the non-binding indication of interest (the “Proposal”) submitted by American Securities LLC to the Special Committee of the Board of Directors of Blue Bird Corporation (“Blue Bird” or the “Company”) on July 20, 2016, regarding a potential acquisition of the remaining equity of the Company that American Securities does not currently own. The Special Committee announced on September 1, 2016 that it believed that the proposed valuation set forth in the Proposal was inadequate and undervalued the Company. The Special Committee noted, however, that it was prepared to enter into negotiations with us to determine if an agreement could be reached with regard to the value of the Company.

As you know, we acquired voting control of the Company from the previous controlling stockholder for an average price per share of $10.48 and offered in the Proposal to acquire the remaining outstanding equity of the Company for a price per share between $12.80 and $13.10. We continue to believe that the proposed valuation set forth in the Proposal reflects a full and fair price and compelling value to the Blue Bird shareholders for the remaining outstanding equity of the Company. We are hereby withdrawing the Proposal because, after engaging in discussions with the Special Committee, it is evident that the Special Committee has a different perspective on the Company’s value and we will be unable to reach agreement on an appropriate valuation at this time. We also confirm as previously disclosed in our Schedule 13D filing that American Securities may, from time to time in the future, purchase or sell additional shares of equity of the Company at prices it believes are advantageous in the open market or in privately negotiated transactions.

We look forward to continuing to work with management and the Board of Directors of the Company to ensure the Company’s success going forward.

Very truly yours,

American Securities LLC

/s/ Kevin Penn	/s/ Michael Sand
Kevin Penn	Michael Sand
Managing Director	Principal

299 Park Avenue, 34th Floor | New York, New York 10171 | T (212) 476-8000 | F (212) 697-5524
www.american-securities.com